ASPIRESHIP INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Aspireship Inc.
Cave Creek, Arizona

We have reviewed the accompanying financial statements of Aspireship Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 18, 2021

ASPIRESHIP INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,601,350	$	1,144,553
Accounts receivable—net		30,988		-
Prepaids and other current assets		5,861		3,690
Total current assets		**1,638,199**		**1,148,243**
Security deposit		-		4,536
Total assets	**$**	**1,638,199**	**$**	**1,152,779**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	749	$	-
Credit Card		53,659		14,997
Current portion of loan		35,333		-
Other current liabilities		496		-
Total current liabilities		**90,237**		**14,997**
Long term debt less current maturities		17,667		-
SAFEs		-		1,380,000
Total liabilities		**107,904**		**1,394,997**
STOCKHOLDERS EQUITY				
Common Stock		95		95
Series Seed-1 Preferred Stock		41		-
Series Seed Preferred Stock		19		-
Additional Paid In Capital		2,815,687		86
Retained earnings/(Accumulated Deficit)		(1,285,547)		(242,400)
Total stockholders' equity		**1,530,295**		**(242,219)**
Total liabilities and stockholders' equity	**$**	**1,638,199**	**$**	**1,152,779**

See accompanying notes to financial statements.

ASPIRESHIP INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	140,654	$	1,500
Cost of goods sold		13,144		293
Gross profit		127,510		1,207
Operating expenses				
General and administrative		1,009,595		249,517
Sales and marketing		164,408		15,765
Total operating expenses		1,174,003		265,283
Operating income/(loss)		(1,046,494)		(264,076)
Interest expense		-		-
Other Loss/(Income)		(3,346)		(21,676)
Income/(Loss) before provision for income taxes		(1,043,147)		(242,400)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(1,043,147)**	**$**	**(242,400)**

See accompanying notes to financial statements.

ASPIRESHIP INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Series Seed-1 Preferred Stock		Series Seed Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Inception June 17, 2019									
Issuance of Common Stock	9,500,000	95					-		95
Shared-based compensation							86		86
Net income/(loss)								(242,400)	(242,400)
Balance—December 31, 2019	9,500,000	95	-	-	-	-	86	$ (242,400)	**$ (242,219)**
Issuance of Preferred Stock					1,935,293	19	1,435,009		1,435,028
Conversion from SAFE into Preferred Stock			4,144,333	41			1,380,000		1,380,041
Shared-based compensation							591		591
Net income/(loss)								(1,043,147)	(1,043,147)
Balance—December 31, 2020	9,500,000	**$ 95**	4,144,333	**$ 41**	1,935,293	**$ 19**	**$ 2,815,687**	**$ (1,285,547)**	**$ 1,530,295**

See accompanying notes to financial statements.

Aspireship Inc.
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,043,147)	$	(242,400)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared-based compensation		591		86
Changes in operating assets and liabilities:				
Accounts receivable		(30,988)		-
Prepaid expenses and other current assets		(2,171)		(3,690)
Accounts payable		749		-
Other current liabilities		496		-
Credit Cards		38,662		14,997
Security deposit		4,536		(4,536)
Net cash provided/(used) by operating activities		**(1,031,272)**		**(235,542)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		53,000		-
Issuance of Stocks		1,435,070		95
Borrowing on SAFE				1,380,000
Net cash provided/(used) by financing activities		**1,488,070**		**1,380,095**
Change in cash		456,798		1,144,553
Cash—beginning of year		1,144,553		-
Cash—end of year	**$**	**1,601,350**	**$**	**1,144,553**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Aspireship Inc. was incorporated on June 17, 2019 in the state of Delaware. The financial statements of Aspireship Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cave Creek, Arizona.

Aspireship is a career development and hiring platform for the SaaS industry. We train candidates for high-paying careers in sales, account management and other go-to-market specialties, then connect top performing candidates with growing companies nationwide.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,351,350 and $894,553, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

Aspireship Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its career development services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $164,408 and $15,765, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 18, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expenses	5,861	3,690
Total Prepaids Expenses and other Current Assts	$ 5,861	$ 3,690

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accruals	496	-
Total Other Current Liabilities	**496**	**-**

Common Stock

The Company is authorized to issue 18,000,000 shares of common shares with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 9,500,000 have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 2,342,000 shares of preferred shares with $0.00001 par value. As of December 31, 2020, and December 31, 2019, 1,935,293 and 0 of preferred shares have been issued and are outstanding.

Series Seed -1 Preferred Stock

The Company is authorized to issue 4,145,000 shares of preferred shares with $0.00001 par value. As of December 31, 2020, and December 31, 2019, 4,144,333 and 0 of preferred shares have been issued and are outstanding.

5.   SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,578,224 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018			
Granted	325,004	$ 0.01	
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	325,004	$ -	10.38
Exercisable Options at December 31, 2019	325,004	$ -	10.38
Granted	141,044	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	466,048	$ -	9.38
Exercisable Options at December 31, 2020	466,048	$ -	9.38

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $591 and $86, respectively.

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered PPP loan agreement. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan -SBA Forgiveness approved in 2021	$ 53,000	1.00%	4/20/2020	4/20/2022	$ 530	$ 530	$ 35,333	$ 17,667	$ 53,000
Total					$ 530	$ 530	$ 35,333	$ 17,667	$ 53,000

The Company applied for PPP loan forgiveness, which has been approved in 2021. The Company will recognize other income in the amount of the forgiven loan in 2021.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (269,016)	$ (61,675)
Valuation Allowance	269,016	61,675
Net Provision for income tax	$ -	$ -

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (330,691)	$ (61,675)
Valuation Allowance	330,691	61,675
Total Deferred Tax Asset	$ -	$ -

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,243,199, and the Company had state net operating loss ("NOL") carryforwards of approximately $,243,199. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 54,684
2022	46,620
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 101,304**

Rent expense was in the amount of $56,566 and $ 16,282 as of December 31, 2020 and December 31, 2019, respectively.

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 18, 2021 the date the financial statements were available to be issued.

The Company applied for the PPP loan forgiveness, which has been approved in 2021. The Company will recognize other income in the amount of the forgiven loan in 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.